Exhibit 99.2

Announcement

CABLE & WIRELESS APPOINTS GROUP DIRECTOR OF MOBILE

Mobile services to be further developed as part of the Group’s national telecoms businesses

Cable & Wireless announces today (5 August 2003) that it has appointed Barbara Poggiali as Group Director of Mobile, with effect from1 September 2003.

Mobile is a fast growing part of Cable & Wireless’ national telecommunications businesses in, for example, the Caribbean, Macau and Panama. Barbara Poggiali’s role will be to assist the mobile operations to maximise their business potential. She will report to Kevin Loosemore, Chief Operating Officer.

Barbara Poggiali is currently a member of the Office of the Chairman of Telecom Italia, responsible for projects spanning both mobile and fixed-line services. She was previously COO of e.Biscom, a broadband network company. Prior to that she held a number of senior roles at Omnitel Pronto Italia, including Vice President of its North West Region, of its Consumer Division and of Strategy and Development from 1995–2000. Previous experience was in strategic consultancy with Bain and McKinsey.

Francesco Caio, Chief Executive, Cable & Wireless, commenting on the appointment, said: ‘Mobile is a significant and growing part of our national telco businesses. We are increasing our focus on it and are committed to developing it further as an integral element of these operations around the world.

‘Barbara brings to Cable & Wireless a wealth of experience and expertise in strategy, marketing and general management in the mobile sector.’

Ends

Notes for editors

Barbara Poggiali’s biography

Barbara Poggiali has worked for the Chairman of Telecom Italia since May 2002. Previously she was COO of e.Biscom, a broadband network company in Italy and before that of Dix.it, Milano, a consortium that was formed to take part in the UMTS licensing process in Italy. From 1995 –2000 she held a number of senior roles with Italy’s second largest mobile company Omnitel Pronto Italia (now owned by Vodafone) – Vice President of its North West Region, of its Consumer Division and of Strategy and Development –

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

where she worked with Francesco Caio, who was the company’s first CEO. Between 1987 and 1995 she worked for McKinsey and then Bain in Italy.

Barbara Poggiali has a Ph.D. in materials management from the Massachusetts Institute of Technology (MIT).

Contacts:

Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495